                   -------------------------------------------
                                  OMB APPROVAL
                   -------------------------------------------
                            OMB Number:
                            Expires:

                            Estimated average burden
                            hours per form...................

                   -------------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         AMERITRANS CAPITAL CORPORATION
                       ----------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                       ----------------------------------
                         (Title of Class of Securities)


                                    03073H108
                       ----------------------------------
                                 (CUSIP Number)


                                      CRAIG
                                STURSBERG & VEITH
            405 LEXINGTON AVENUE, SUITE 4949, NEW YORK, NY 10174-4902
                                 (212) 922-1177
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    12/16/99
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.    03073H108                      13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       STEVEN ETRA
       ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       SC The shares were acquired as part of a share exchange, on a one-for-one basis, with Elk Associates Funding Corporation

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            55,494
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             77,522
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             55,494
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       77,522

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       133,016*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.62%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D/A


Item 1.  Security and Issuer

     This statement relates to the Common Stock, $.0001 Par Value of Ameritrans Capital Corporation, 747 Third Avenue, 4th Floor, New York, NY 10017.


Item 2.  Identity and Background

          (a)  Steven Etra

          (b)  Manufacturers Corrugated Box
               58-30 57th Street
               Naspeth, NY 11378

          (c)  Corporate Executive

          (d)  None

          (e)  None

          (f)  USA

Item 3.  Source and Amount of Funds or Other Consideration

     The shares were acquired as part of a share exchange, on a one-for-one basis, with Elk Associates Funding Corporation.

Item 4.  Purpose of Transaction

     See Item 3.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of this Schedule 13D. To the knowledge of Steven Etra, the issuer has 1,745,600 shares of Common Stock, par value $.0001 per share outstanding on the date hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     None

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 27, 1999                      /s/  STEVEN ETRA
                                             -----------------------------------
                                             Signature

                                             STEVEN ETRA
                                             -----------------------------------
                                             Name/Title


Excludes 17,500 options for the purchase of 17,500 shares of common stock, par value $.0001, which options are exercisable immediately and expire ten years from the date of grant. Also includes 25,022 shares held with his wife as a joint tenants and 27,000 shares held by his wife. Also includes 1,500 shares held by Mr. Etra's son. Includes 10,000 shares held by SRK Associates, LLC, a limited liability company controlled by Mr. Etra and 10,000 shares held by Lance Property Developmenbt Pension Plan of which pension plan Mr. Etra is a trustee.